UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Evotec

Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: May 2, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated May 2, 2008.

Exhibit 99.1

News Release

May 2, 2008

Evotec Completes Acquisition of Renovis

Hamburg, Germany and South San Francisco, CA – May 2, 2008 – Evotec AG (Frankfurt Stock
Exchange: EVT) today announced that the merger has been successfully completed and that Renovis, Inc.
(traded formerly on NASDAQ: RNVS) is now a wholly owned subsidiary of Evotec.

In exchange for each outstanding share of Renovis common stock, Renovis stockholders receive 0.5271
American Depositary Shares, or ADSs, of Evotec, which have been approved for listing on the NASDAQ
Global Market under the trading symbol “EVTC”. The first day of trading is expected to be on or about
May 5, 2008 and the ADSs will trade on a “when issued” basis under the symbol “EVTCV” until they are eligible for normal trade settlement, currently anticipated to be within two weeks of the acquisition.

Each Evotec ADS represents two ordinary shares of Evotec. As a result, Evotec is issuing an aggregate of
34,970,268 new ordinary shares, which underly the ADSs issued to Renovis stockholders. Current Evotec stockholders now own approximately 68.8% of the combined company and Renovis stockholders own up to
31.2%. To ensure that new Evotec shareholders will be able to participate in this year’s Annual General
Meeting, Evotec has scheduled the meeting to be held on August 28, 2008.

Lehman Brothers Inc. served as the financial advisor to Evotec. Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo, P.C. and Freshfields Bruckhaus Deringer served as Evotec’s legal counsel.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of
Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation.
Evotec’s proprietary preclinical research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Evotec has worldwide collaboration and license agreements with Pfizer to research, develop and commercialize small molecule vanilloid receptor
(VR1) antagonists. For additional information please go to www.evotec.com

News Release

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of our products, the anticipated benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the anticipated timing and results of the combined company’s clinical and pre-clinical programs, and other statements that are not historical facts. We caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. These include risks and uncertainties relating to: our failure to successfully integrate the businesses; unexpected costs or liabilities resulting from the merger; the risk that synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; use and protection of intellectual property; general worldwide economic conditions and related uncertainties; future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors; and
the effect of exchange rate fluctuations on our international operations. The list of risks above is not exhaustive. Our Registration Statement on Form F-4, as amended, filed with the Securities and Exchange
Commission in connection with the merger, and other filings and items furnished with the Securities and
Exchange Commission, contain additional factors that could impact our businesses and financial performance following the merger. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.